# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Neuronetics, Inc., CIK 0001227636
CUSIP: 64131A105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3222 PHOENIXVILLE PIKE, MALVERN, Pennsylvania (PA), 19355
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002037231

## Reporting persons
- Kent Lake PR LLC: type of reporting person: parent holding company or control person (HC), investment adviser (IA); citizenship or place of organization: Puerto Rico (PR); sole voting power 0; shared voting power 2,077,848; sole dispositive power 0; shared dispositive power 2,077,848; aggregate amount beneficially owned 2,077,848 (6.9% of the class)
- Kent Lake Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,077,848; sole dispositive power 0; shared dispositive power 2,077,848; aggregate amount beneficially owned 2,077,848 (6.9% of the class)
- Kent Lake Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Kent Lake Capital LLC is the predecessor Investment Adviser/Parent Holding Company for Kent Lake Partners LP. Kent Lake PR LLC is the successor Investment Adviser/Parent Holding Company for Kent Lake Partners LP.
- Benjamin Natter: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,077,848; sole dispositive power 0; shared dispositive power 2,077,848; aggregate amount beneficially owned 2,077,848 (6.9% of the class)

## Item 1. Issuer
Name of issuer: Neuronetics, Inc.
Address of issuer's principal executive offices: 3222 PHOENIXVILLE PIKE, MALVERN, PENNSYLVANIA, 19355.

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, who are collectively referred herein as "Reporting Persons", with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

(i) Kent Lake PR LLC
(ii) Kent Lake Partners LP
(iii) Kent Lake Capital LLC
(iv) Benjamin Natter
Address of principal business office or, if none, residence:
This statement is filed by the entities and persons listed below, who are collectively referred herein as "Reporting Persons", with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

(i) Kent Lake PR LLC
4512 Hacienda Shoppe CTR Ste 11 #26
Anasco, Puerto Rico 00610

(ii) Kent Lake Partners LP
4512 Hacienda Shoppe CTR Ste 11 #26
Anasco, Puerto Rico 00610

(iii) Kent Lake Capital LLC
300 East 2nd Street
Suite 1510 # 1033
Reno, Nevada 89501

(iv) Mr. Benjamin Natter
c/o Kent Lake PR LLC
4512 Hacienda Shoppe CTR Ste 11 #26
Anasco, Puerto Rico 00610
Citizenship:
(i) Kent Lake PR LLC - Puerto Rico
(ii) Kent Lake Partners LP - DE
(iii) Kent Lake Capital LLC - DE
(iv) Mr. Benjamin Natter - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Kent Lake PR LLC (successor to Kent Lake Capital, LLC) is an investment adviser that is registered with the Securities and Exchange Commission. Kent Lake PR LLC, which serves as investment adviser to private funds, including but not limited to Kent Lake Partners LP (collectively, the "Funds"), may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Mr. Natter, as Managing Partner of Kent Lake Partners LP, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds.

Kent Lake PR LLC
Amount beneficially owned: 2,077,848

Kent Lake Partners LP
Amount beneficially owned: 2,077,848

Kent Lake Capital LLC
Amount beneficially owned: 0

Benjamin Natter
Amount beneficially owned: 2,077,848
Percent of class:
Ownership percentage is based on 30,295,465 shares of common stock outstanding as of August 6, 2024 as represented by the Issuer in the Form 10-Q filed with the Securities and Exchange Commission on August 12, 2024.

Kent Lake PR LLC
Percent of class: 6.9%

Kent Lake Partners LP
Percent of class: 6.9%

Kent Lake Capital LLC
Percent of class: 0.0%

Benjamin Natter
Percent of class: 6.9%
Sole power to vote or to direct the vote:
Kent Lake PR LLC
Sole power to vote or to direct the vote: 0

Kent Lake Partners LP
Sole power to vote or to direct the vote: 0

Kent Lake Capital LLC
Sole power to vote or to direct the vote: 0

Benjamin Natter
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Kent Lake PR LLC
Shared power to vote or to direct the vote: 2,077,848

Kent Lake Partners LP
Shared power to vote or to direct the vote: 2,077,848

Kent Lake Capital LLC
Shared power to vote or to direct the vote: 0

Benjamin Natter
Shared power to vote or to direct the vote: 2,077,848
Sole power to dispose or to direct the disposition:
Kent Lake PR LLC
Sole power to dispose or to direct the disposition of: 0

Kent Lake Partners LP
Sole power to dispose or to direct the disposition of: 0

Kent Lake Capital LLC
Sole power to dispose or to direct the disposition of: 0

Benjamin Natter
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition:
Kent Lake PR LLC
Shared power to dispose or to direct the disposition of: 2,077,848

Kent Lake Partners LP
Shared power to dispose or to direct the disposition of: 2,077,848

Kent Lake Capital LLC
Shared power to dispose or to direct the disposition of: 0

Benjamin Natter
Shared power to dispose or to direct the disposition of: 2,077,848

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Kent Lake PR LLC and Mr. Natter expressly disclaim beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that Kent Lake PR LLC or Mr. Natter are the beneficial owner of any of the securities reported herein.

The Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Note Above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Kent Lake PR LLC: /s/ Benjamin Natter, Managing Member (11/14/2024)
- Kent Lake Partners LP: /s/ Benjamin Natter, Managing Member (11/14/2024)
- Kent Lake Capital LLC: /s/ Benjamin Natter, Managing Member (11/14/2024)
- Benjamin Natter: /s/ Benjamin Natter, Managing Member (11/14/2024)